                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                                      SEC File Number:000-29797


                           NOTIFICATION OF LATE FILING


                                 of Form 10-QSB


                  For Fiscal Quarter Ended: September 30, 2000




READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT
OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:              Royal Acceptance Corporation
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Former Name if Applicable

Address of Principal Executive Office (Street and Number):90 Jericho Turnpike
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City, State and Zip Code:   Floral Park, NY 11001
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                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

             |       (a)   The reasons described in reasonable detail in Part
             |   III of this form could not be eliminated without unreasonable
             |   effort or expense;
             |
             |       (b)   The subject annual report, semi-annual report,
             |   transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
             |   portion thereof, will be filed on or before the fifteenth
     [X]     |   calendar day following the prescribed due date; or the subject
             |   quarterly report of transition report on Form 10-Q, or portion
             |   thereof will be filed on or before the fifth calendar day
             |   following the prescribed due date; and
             |
             |      (c)    The accountant's statement or other exhibit required
             |   by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

         Preparation of the information, including the financial statements, in the Form 10-QSB has taken longer than originally anticipated. Hence, the Company will be filing the Form 10-QSB after the scheduled due date.

         The Company is diligently endeavoring to complete its Form 10-QSB in as expeditious a manner as possible in light of the circumstances described above.

        The Company, therefore, intends to file its Form 10-QSB for the three months ended September 30, 2000 as soon as practicable, but no later than 5 calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard Toporek                                (516)488-8600
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             (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been
         filed? If answer is no identify report(s). /X/ Yes   No / /

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?  /X/ Yes   No / /

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         ROYAL ACCEPTANCE CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 14, 2000            By: /s/ RICHARD TOPOREK
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                                         Richard Toporek, President

                          ROYAL ACCEPTANCE CORPORATION

                           ATTACHMENT TO FORM NT10-QSB

                 FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2000


PART IV, Item (3):

         The Company anticipates that its financial statements will reflect a significant decline in its revenues due to recent increases in interest rates. Such increases pressure the Company to reduce its profit margin and discourage potential customers from entering into automobile leases.